Exhibit 99.31

For Immediate Release

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE U.S.

Sandspring Resources Ltd. Raises $14.5 Million on Closing of Bought-Deal Offering of Special Warrants and Completion of Early Exercise Warrant Incentive Program

Toronto, Ontario, Canada — March 26, 2010 — Sandspring Resources Ltd. (TSXV: SSP) (the “Company” or “Sandspring”) announced today that it has completed its previously announced bought-deal private placement offering of special warrants and its previously announced early warrant incentive program.

In connection with the completion of the bought-deal private placement of special warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million. The underwriters, led by Mackie Research Capital Corporation, included Cormark Securities Inc., Byron Securities Limited, Fraser Mackenzie Limited, Macquarie Capital Markets Canada Ltd. and PI Financial Corp.

The special warrants and underlying securities are subject to a four-month hold period from the date of closing under applicable Canadian securities laws, which expires on July 27, 2010.

The Company has agreed to use its reasonable best efforts to file a prospectus in each of the provinces of Ontario, Alberta and British Columbia and to obtain a final receipt from the applicable securities regulators by May 10, 2010 to qualify for distribution the applicable underlying securities.  Each special warrant is exercisable for one (1) common share, provided however, that in the event that a final receipt is not obtained by 5:00 p.m. on May 10, 2010, each special warrant will be exercisable, for no additional consideration, into 1.05 common shares rather than one (1) common share.

The Company has received conditional listing approval from the TSX Venture Exchange for the listing of all common shares to be issued in connection with the securities sold and issued under the private placement, subject to satisfying certain listing conditions of the TSX Venture Exchange.

In addition, the Company has concluded its previously announced early exercise warrant incentive program for its unlisted common share purchase warrants.  Under the program, the Company received gross proceeds of approximately $2.5 million and issued approximately 5,031,368 common shares pursuant to the exercise of the warrants by holders during the early exercise period in accordance with the original terms of the warrants and issued approximately 466,059 incentive shares to warrant holders pursuant to the early exercise of the warrants (of which approximately 63,550 incentive shares were issued to previous warrant holders who had exercised warrants prior to the start of the early exercise period that commenced on February 22, 2010 and expired at 5:00 p.m. on March 25, 2010).  All incentive shares issued under the early exercise warrant program are subject to a four month holder period from the date of issuance.

Any warrants that were not exercised during the early exercise period will remain outstanding and continue to be exercisable for common shares of the Company on their existing terms.

Mackie Research Capital Corporation also acted as financial advisor to the Company in respect of the early warrant incentive program.

The Company plans to use the net proceeds from the special warrant offering and early warrant incentive program for the ongoing exploration of its Toroparu Gold-Copper Project, for working capital and for general corporate purposes.

All dollar amounts included herein are expressed in Canadian dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautions Regarding Forward-Looking Statements

Forward-looking statements (often, but not always, identified by the use of words such as “expect”, “may”, “could”, “anticipate” or “will” and similar expressions) may describe expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Sandspring as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Sandspring, risks associated with the mining industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information. Assumptions relating to certain forward-looking information contained in this press release are set out herein. Although Sandspring believes that the expectations reflected in the forward-looking statements set out in this press release or incorporated herein by reference are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Sandspring contained in this press release, or incorporated herein by reference, are expressly qualified, in their entirety, by this cautionary statement.

For further information, contact:
Mr. Abraham Drost, P.Geo. President
Sandspring Resources Ltd.
1136 Alloy Drive, Thunder Bay ON
Canada P7J 1H2
Tel: (807) 252-7800